Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel (212) 259-8000 fax (212) 259-6333

March 7, 2012

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Illumina, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed March 1, 2012
File No. 1-35406

Dear Ms. Kim:

On behalf of our client, Illumina, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 2, 2012, to Frederick W. Kanner of Dewey & LeBoeuf LLP with respect to the filing referenced above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule 14A

How many votes are required to approve each proposal, page 7

1.	Regarding proposal 6, we note that Roche’s nominees to fill the two newly created directorships have consented to being named in your proxy statement and to serve if elected. Please revise the discussion of the treatment of votes that may be cast to address withheld votes. Refer to Rule 14a-4(b)(2). Please also revise, here and on page 17, to clarify whether you are recommending that security holders withhold their votes with respect to both nominees, or advise.

The Company has revised the preliminary proxy statement according to the Staff’s Comment 1. Please see pages 8 and 17.

Dewey & LeBoeuf LLP is a New York limited liability partnership.

NEW YORK | LONDON | WASHINGTON, DC | ABU DHABI | ALBANY | ALMATY | BEIJING | BOSTON | BRUSSELS

CHICAGO | DOHA | DUBAI | FRANKFURT | HONG KONG | HOUSTON | JOHANNESBURG (PTY) LTD. | LOS ANGELES

MADRID | MILAN | MOSCOW | PARIS | RIYADH AFFILIATED OFFICE | ROME | SAN FRANCISCO | SILICON VALLEY | WARSAW

March 7, 2012

Proposals 4, 5 and 6: Roche’s Board of Directors Expansion Proposals, page 17 Proposal 6, page 17

2.	Please revise to include the information required by Item 7 of Schedule 14A for Mr. Earl Collier and Mr. David Dodd, or refer security holders to Roche’s proxy statement for this information.

The Company has revised the preliminary proxy statement according to the Staff’s Comment 2. Please see page 17.

llumina’s Board of Director’s Response to Roche’s Proposals 4, 5 and 6, page 17

3.	We note that in the event that Proposals 4 and 5 are approved but Proposal 6 is not approved, the two new directorships created pursuant to Proposal 4 will remain vacant until the next meeting of Illumina’s stockholders at which directors are to be elected. Please revise to clarify that the two new seats would remain vacant until the next annual meeting.

As discussed during your teleconference with representatives of Dewey & LeBoeuf LLP on March 2, 2012, the Company has revised the disclosure in the preliminary proxy statement referenced in the Staff’s Comment 3. Please see page 17 of the preliminary proxy statement.

Stock Ownership of Principal Stockholders and Management, page 34

4.	Please revise to update the beneficial ownership information as of the most recent date practicable. Refer to Item 403 of Regulation S-K and Item 6(d) of Schedule 14A.

The Company has revised the preliminary proxy statement according to the Staff’s Comment 4. Please see page 34.

Form of Proxy

5.	Please revise Proposal 6 on the proxy card to identify the two Roche nominees and provide a means for security holders to withhold authority to vote for each nominee. Refer to Rule 14a-4(b)(2). Please also revise your recommendation on Proposal 6.

The Company has revised the preliminary proxy card according to the Staff’s Comment 5. Please see the preliminary proxy card.

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March 7, 2012

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or if the Staff has further comment, please call Frederick W. Kanner (tel: 212-259-7300) or Eric Blanchard (tel: 212-259-6016) of Dewey & LeBoeuf LLP.

Sincerely,

/s/ Frederick W. Kanner
Frederick W. Kanner

cc:	Illumina, Inc.

Christian G. Cabou